Nicole C. Brookshire +1 617 937 2357 nbrookshire@cooley.com	Via EDGAR

February 12, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Daniel Morris
Erin Jaskot
Angela Lumley
Rufus Decker

Re:	Olo Inc.

Amendment No. 2 to Draft Registration Statement on Form S-1

Submitted December 23, 2020

CIK: 0001431695

Ladies and Gentlemen:

On behalf of Olo Inc. (the “Company”), we are providing this letter in response to comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated January 8, 2021 with respect to the Company’s Amendment No. 2 to the Draft Registration Statement on Form S-1, as confidentially submitted to the Staff on December 23, 2020. The Company is concurrently and confidentially submitting another amended Draft Registration Statement on Form S-1 (the “Amended Draft Registration Statement”), which includes changes that reflect the responses to the Comments as well as certain other updates to the Amended Draft Registration Statement.

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter in italics. Page references in the text of the Company’s responses correspond to the page numbers of the Amended Draft Registration Statement. Capitalized terms used but not otherwise defined in this letter have the meanings assigned to them in the Amended Draft Registration Statement.

Letter from Noah Glass, page i

1.	We note your response to prior comment 7 and have further comment. Please revise to:

•

remove the implication, as previously requested, that you introduced on-demand services to the restaurant industry or otherwise pioneered this type of service. In this regard, we note that several paragraphs of your letter suggest that your founder discovered and pioneered on-demand commerce;

•	remove the statement in the third paragraph that you are the leading software-as-a service platform for the restaurant industry or provide substantiation of this claim;

Cooley LLP 500 Boylston Street Boston, MA 02116-3736

t: (617) 937-2300 f: (617) 937-2400 cooley.com

United States Securities and Exchange Commission

February 12, 2021

Page Two

•

quantify your losses to date in the third paragraph of your letter. While we note your reference on page iii to significant losses and accumulated deficit, you have not quantified that disclosure nor have you presented it as prominently as your disclosure about the amount of on-demand commerce you enabled in 2020; and

•

remove the letter from the forepart of your prospectus, as the prominence of this letter does not appear appropriate. In particular, we note that Item 502(a) of Regulation S-K requires that the table of contents immediately follow the prospectus cover page.

The Company respectfully acknowledges the Staff’s comment and has removed the letter from the forepart of the prospectus and has revised the disclosure on page 94 of the Amended Draft Registration Statement.

Prospectus Summary, page 1

2.

We note your response to our prior comment one. Please disclose the basis by which you are a “leading cloud-based, on-demand e-commerce platform for multi-location restaurant brands” (ex: revenue, number of customers, etc.), or otherwise indicate that this is your belief.

In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 71 and 97 of the Amended Draft Registration Statement.

We currently generate significant revenue from our largest customers, page 35

3.

We note your response to prior comment 5 and re-issue in part. It is unclear from your response why you believe you are not substantially dependent on your agreement with this particular aggregator, and your disclosure on page 30 says that the termination of this agreement would materially and adversely impact your revenue and could impair your profitability. Your response notes that a decrease in revenue from a particular aggregator would not necessarily have a material adverse effect, but this does not address the impact if the agreement with this aggregator was terminated in its entirety. Please advise why you believe you are not substantially dependent on this agreement. In the alternative, please file the agreement with your next amendment and revise the prospectus, as necessary, to provide an appropriately detailed discussion of its terms.

In response to the Staff’s comment, the Company has filed its Delivery Network Agreement, as amended, with DoorDash Inc. as Exhibit 10.19 to the Amended Draft Registration Statement.

Executive Compensation, page 35

4.	Please revise to update your executive compensation disclosure as of the most recently completed fiscal year.

In response to the Staff’s comment, the Company has revised the disclosure on pages 130 through 137 of the Amended Draft Registration Statement to update executive compensation disclosure for the fiscal year ended December 31, 2020.

*        *        *

Cooley LLP 500 Boylston Street Boston, MA 02116-3736

t: (617) 937-2300 f: (617) 937-2400 cooley.com

United States Securities and Exchange Commission

February 12, 2021

Page Three

Please contact me at (212) 479-6157 with any questions or further comments regarding our responses to the Staff’s Comments.

Sincerely,

/s/ Nicole C. Brookshire
Nicole C. Brookshire

cc:	Noah Glass, Olo Inc.
Nithya Das, Olo Inc.
Stephane Levy, Cooley LLP
Brandon Fenn, Cooley LLP
John J. Egan, III, Goodwin Procter LLP

Cooley LLP 500 Boylston Street Boston, MA 02116-3736

t: (617) 937-2300 f: (617) 937-2400 cooley.com